File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2007 APR -3 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Comm
Office of International Corporate F
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

07022091

15 March 2007

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

07-Feb-07	Holding in Company
07-Feb-07	Director/PDMR Shareholding
14-Feb-07	Holding in Company
19-Feb-07	Treasury Shares
27-Feb-07	Holding in Company
28-Feb-07	Total Voting Rights
05-Mar-07	Treasury Shares
08-Mar-07	Director/PDMR Shareholding
15-Mar-07	Holding in Company
15-Mar-07	Treasury Shares

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

PROCESSED
APR 09 2007
THOMSON FINANCIAL

Enc.

4/3

Regulatory Announcement

RECEIVED

2007 APR -3 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	15:59 07-Feb-07
Number	PRNUK-0702

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification — State Yes/No

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii): AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 05/02/2007

6. Date on which issuer notified: 06/02/2007

7. Threshold(s) that is/are crossed or reached:

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of voting rights

(viii)

		Direct	Direct (x)	Indirect (xi)	Direct	Indirect		
Ord GB0030559776	359,013,796	359,013,796	16,032,432	16,032,432	333,680,971	0.76%	15.76%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Convertible	11/12/2007	Until 5/12/2007	1,200,000	0.06%

Total (A+B)

Number of voting rights	% of voting rights
350,913,403	16.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):

Name of the Company / Fund

Number of Shares, % of issued share capital

Particulars of Beneficial owners

Registered as

AXA UK Investment Co ICVC Extra Income Fund (Non - Beneficial)

224,025 shares, 0.01%

Trustees of AXA UK Investment Co ICVC Extra Income Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 845030

AXA UK Investment Co ICVC Distribution Fund (Non - Beneficial)

350,000 shares, 0.02%

Trustees of AXA UK Investment Co ICVC Distribution Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 845029

AXA UK Investment Co ICVC Ethical Fund (Non - Beneficial)

350,000 shares, 0.02%

Trustees of AXA UK Investment Co ICVC Ethical Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London

EC3N 4DA, a/c 845042

AXA UK Investment Co ICVC UK Equity Income Fund (Non - Beneficial)

7,951,626 shares, 0.38%

Trustees of AXA UK Investment Co ICVC UK Equity Income Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London
EC3N 4DA, a/c 845017

AXA UK Investment Co ICVC UK Growth Fund (Non - Beneficial)

500,000 shares, 0.02%

Trustees of AXA UK Investment Co ICVC UK Growth Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London
EC3N 4DA, a/c 845005

AXA UK Investment Co ICVC UK Global Distribution Fund (Non - Beneficial)

172,000 shares, 0.01%

Trustees of AXA UK Investment Co ICVC Global Distribution Fund

Chase Nominees Ltd a/c 17336

AXA UK Investment Co ICVC Global Growth Fund (Non - Beneficial)

347,465 shares, 0.02%

Trustees of AXA UK Investment Co ICVC Global Growth Fund

Chase Nominees Ltd a/c 17260

Sun Life Pensions Management Ltd (Beneficial)

300,000 shares, 0.01%

Sun Life Pensions Management Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London
EC3N 4DA, a/c ?

Sun Life Pensions Management Ltd (Beneficial)

140,781shares, 0.01%

Sun Life Pensions Management Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London
EC3N 4DA, a/c 867815

Sun Life Pensions Management Ltd A/c X (Beneficial)

720,000 shares, 0.03%

Sun Life Pensions Management Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London
EC3N 4DA, a/c 867530

Sun Life Unit Assurance Ltd A/c X 1(Beneficial)

1,250,000 shares, 0.06%

Sun Life Unit Assurance Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 67116

Sun Life Unit Assurance Ltd A/c X 1(Beneficial)

100,000 shares, 0.00%

Sun Life Unit Assurance Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 867220

Sun Life Unit Assurance Ltd A/c X 1(Beneficial)

1,250,000 shares, 0.06%

Sun Life Unit Assurance Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 867268

Sun Life Pensions Management Ltd (Beneficial)

201,250 shares, 0.01%

Sun Life Pensions Management Ltd

Smith & Williamson Nominees Ltd, 1 Riding House Street, London W1A 3AS, a/c S66

Sun Life Pensions Management Ltd (Beneficial)

58,191 shares, 0.00%

Sun Life Pensions Management Ltd

BNY (OCS) Nominees Limited, Management Ltd, ONE CANADA SQUARE, LONDON, E14 5AL

Sun Life International (IOM) Ltd (Beneficial)

752,000 shares, 0.04%

Sun Life International (IOM) Ltd

Sun Life International, Isle of Man Limited a/c a/c SLI 11

AXA France (Non - Beneficial)

3,345,576 shares, 0.16%

(Registration details available upon request)

AXA Colonia Konzern (Beneficial)

6,060,000 shares, 0.29%

(Registration details available upon request)

AXA Colonia Konzern (Non - Beneficial)

171,000 shares, 0.01%

(Registration details available upon request)

AXA General Unit Trust (Non - Beneficial)

1,660,000 shares, 0.08%

HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c

880868

AXA Australia (Non - Beneficial)

458,865 shares, 0.02%

National Mutual Life Association of Australia

(Registration details available upon request)

AXA UK Group Pension Scheme Equity Fund (Non - Beneficial)

73,000 shares, 0.00%

AXA UK Group Pension Scheme Equity Fund

Chase Nominees Ltd, a/c 00994, Trinity Tower, 9 St Thomas Moore Street, London EC1

AXA Ireland Pension Fund (Non - Beneficial)

21,000 shares, 0.00%

AXA Ireland Pension Fund

Chase Nominees Ltd; a/c 21652

AXA Financial, Inc (Non - Beneficial)

263,154,512 shares, 12.43%

Bernstein

AXA Rosenberg (Non - Beneficial)

54,835,602 shares, 2.59%

AXA Rosenberg

AXA Rosenberg (Beneficial)

499,553 shares, 0.02%

AXA Rosenberg

AXA Financial, Inc * (Non - Beneficial)

66,300 shares, 0.00%

Alliance Capital Management LP - See note below

Sun Life Unit Assurance Ltd (Beneficial)

58,882 shares, 0.02%

LTAV UK Equity

Sun Life Unit Assurance Ltd (Beneficial)

382,246 shares, 0.02%

FTSE All Share Tracker

Sun Life Pensions Management (Beneficial)

2,062,605 shares, 0.10%

LTAV UK Equity

Sun Life Pensions Management (Beneficial)

1,796,924 shares, 0.08%

FTSE All Share Tracker

Total Beneficial Interest 16,032,432 0.76%

Total Non-Beneficial Interest 333,680,971 15.76%

Total 349,713,403 16.52%

* AXA FINANCIAL INCLUDES HOLDINGS FOR ALLIANCE CAPITAL MANAGEMENT LP

Alliance Capital Management LP ('Alliance Capital') is an investment advisor registered under the Investment Advisors Act of 1940. Alliance Capital provides investment advisory services to corporate employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ('ERISA'), public employee retirement systems, investment companies and separate accounts registered under the Investment Company Act of 1940, foundations, endowment funds, tax-exempt organizations, and other institutional investors and individuals. Alliance Capital manages investment assets on behalf of its clients which confers upon it, among other things, the right to vote on behalf of its clients. Under the federal securities laws, the right to vote or make investment decisions with respect to a security (even if such right is constrained by fiduciary duties and does not carry with it any pecuniary interest in the securities) is enough to confer beneficial ownership on the security on a person. Any shares deemed beneficially owned by Alliance Capital were acquired solely for investment purposes in the ordinary course and not for the purpose or intent of influencing control over the issuer.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Terry Marsh

15. Contact telephone number: 020 70032637

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given

his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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RECEIVED

2007 APR -3 A 9:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	16:11 07-Feb-07
Number	PRNUK-0702

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

7 February 2007

Friends Provident plc announces the transfer of 62,894 treasury shares from the Treasury Shares Account to participants of the Friends Provident plc ShareSave Scheme on 6 February 2007.

In addition, the Company transferred 18,558 treasury shares on 7 February 2007 to the trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £2.2025 per share to satisfy the obligation to issue shares to SIP participants in January 2007. The Company has received notification from the following persons discharging managerial responsibility, including the executive directors of the Company, that of the 18,558 shares acquired by the trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 5 February 2007	Total no. of shares held by directors and Connected Persons
A R G Gunn	57	105,660

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 5 February 2007	Total no. of shares held by directors and Connected Persons
S J Clamp	57	4,162
A P Jackson	57	8,531
R Sepe	57	10,953
J Stevens	56	10,196
P T Tunnicliffe	57	9,337

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,081 shares out of the 2,023,142 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each of which 22,433,929 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	16:24 14-Feb-07
Number	PRNUK-1402

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification — State Yes/No

An acquisition or disposal of voting rights — Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii): AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 12/02/2007

6. Date on which issuer notified: 13/02/2007

7. Threshold(s) that is/are crossed or reached: 16%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of voting rights

(viii)

			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GB0030559776	350,780,235	350,780,235	16,035,432	16,035,432	319,440,766	0.76%	15.09%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Convertible	11/12/2007	Until 5/12/2007	1,200,000	0.06%

Total (A+B)

Number of voting rights	% of voting rights
336,676,198	15.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Ordinary shares

Name of the Company / Fund

Number of Shares, % of issued share capital

Particulars of Beneficial owners

Registered as

AXA UK Investment Co ICVC Extra Income Fund (Indirect)

224,025 shares, 0.01%

Trustees of AXA UK Investment Co ICVC Extra Income Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 845030

AXA UK Investment Co ICVC Distribution Fund (Indirect)

350,000 shares, 0.02%

Trustees of AXA UK Investment Co ICVC Distribution Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 845029

AXA UK Investment Co ICVC Ethical Fund (Indirect)

350,000 shares, 0.02%

Trustees of AXA UK Investment Co ICVC Ethical Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 845042

AXA UK Investment Co ICVC UK Equity Income Fund (Indirect)

7,951,626 shares, 0.38%

Trustees of AXA UK Investment Co ICVC UK Equity Income Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 845017

AXA UK Investment Co ICVC UK Growth Fund (Indirect)

500,000 shares, 0.02%

Trustees of AXA UK Investment Co ICVC UK Growth Fund

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 845005

AXA UK Investment Co ICVC UK Global Distribution Fund (Indirect)

172,000 shares, 0.01%

Trustees of AXA UK Investment Co ICVC Global Distribution Fund

Chase Nominees Ltd a/c 17336

AXA UK Investment Co ICVC Global Growth Fund (Indirect)

430,000 shares, 0.02%

Trustees of AXA UK Investment Co ICVC Global Growth Fund

Chase Nominees Ltd a/c 17260

Sun Life Pensions Management Ltd (Direct)

300,000 shares, 0.01%

Sun Life Pensions Management Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c ?

Sun Life Pensions Management Ltd (Direct)

140,781shares, 0.01%

Sun Life Pensions Management Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 867815

Sun Life Pensions Management Ltd A/c X (Direct)

720,000 shares, 0.03%

Sun Life Pensions Management Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 867530

Sun Life Unit Assurance Ltd A/c X (Direct)

1,250,000 shares, 0.06%

Sun Life Unit Assurance Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 867116

Sun Life Unit Assurance Ltd A/c X (Direct)

100,000 shares, 0.00%

Sun Life Unit Assurance Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 867220

Sun Life Unit Assurance Ltd A/c X (Direct)

1,250,000 shares, 0.06%

Sun Life Unit Assurance Ltd

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c 867268

Sun Life Pensions Management Ltd (Direct)

204,250 shares, 0.01%

Sun Life Pensions Management Ltd

Smith & Williamson Nominees Ltd, 1 Riding House Street, London W1A 3AS, a/c S66

Sun Life Pensions Management Ltd (Direct)

58,191 shares, 0.00%

Sun Life Pensions Management Ltd

BNY (OCS) Nominees Limited, Management Ltd, ONE CANADA SQUARE, LONDON, E14 5AL

Sun Life International (IOM) Ltd (Direct)

752,000 shares, 0.04%

Sun Life International (IOM) Ltd

Sun Life International, Isle of Man Limited a/c a/c SLI 11

AXA France (Indirect)

3,345,576 shares, 0.16%

(Registration details available upon request)

AXA Colonia Konzern (Direct)

6,060,000 shares, 0.29%

(Registration details available upon request)

AXA Colonia Konzern (Indirect)

171,000 shares, 0.01%

(Registration details available upon request)

AXA General Unit Trust (Indirect)

1,660,000 shares, 0.08%

HSBC Global Custody Nominee (UK) Limited as Trustees of the Trust

HSBC Global Custody Nominee (UK) Limited, Mariner House, Pepys Street, London EC3N 4DA, a/c

880868

AXA Australia (Indirect)

458,865 shares, 0.02%

National Mutual Life Association of Australia

(Registration details available upon request)

AXA UK Group Pension Scheme Equity Fund (Indirect)

73,000 shares, 0.00%

AXA UK Group Pension Scheme Equity Fund

Chase Nominees Ltd, a/c 00994, Trinity Tower, 9 St Thomas Moore Street, London EC1

AXA Ireland Pension Fund (Indirect)

21,000 shares, 0.00%

AXA Ireland Pension Fund

Chase Nominees Ltd, a/c 21652

AXA Financial, Inc (Indirect)

247,847,475 shares, 11.71%

Bernstein

AXA Rosenberg (Indirect)

55,819,899 shares, 2.64%

AXA Rosenberg

AXA Rosenberg (Direct)

499,553 shares, 0.02%

AXA Rosenberg

AXA Financial, Inc * (Indirect)

66,300 shares, 0.00%

Alliance Capital Management LP - See note below

Sun Life Unit Assurance Ltd LTAV UK Equity (Direct)

458,882 shares, 0.02%

Sun Life Unit Assurance Ltd FTSE All Share Tracker (Direct)

382,246 shares, 0.02%

Sun Life Pensions Management LTAV UK Equity (Direct)

2,062,605 shares, 0.10%

Sun Life Pensions Management FTSE All Share Tracker (Direct)

1,796,924 shares, 0.08%

Total Beneficial Interest 16,035,432 0.76%

Total Non-Beneficial Interest 319,440,766 15.09%

Total 335,476,198 15.85%

5.25% 11/12/2007 Conv

Name of the Company / Fund

Number of Shares, % of issued share capital

AXA Framlington Managed Income (Indirect)

700,000 shares, 0.03%

AXA Framlington Monthly Income (Indirect)

500,000 shares, 0.02%

Total Beneficial Interest 0 0.00%

Total Non-Beneficial Interest 1,200,000 0.06%

Total 1,200,000 0.06%

* AXA FINANCIAL INCLUDES HOLDINGS FOR ALLIANCE CAPITAL MANAGEMENT LP

Alliance Capital Management LP ('Alliance Capital') is an investment advisor registered under the Investment Advisors Act of 1940. Alliance Capital provides investment advisory services to corporate employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ('ERISA'), public employee retirement systems, investment companies and separate accounts registered under

the Investment Company Act of 1940, foundations, endowment funds, tax-exempt organizations, and other institutional investors and individuals. Alliance Capital manages investment assets on behalf of its clients which confers upon it, among other things, the right to vote on behalf of its clients. Under the federal securities laws, the right to vote or make investment decisions with respect to a security (even if such right is constrained by fiduciary duties and does not carry with it any pecuniary interest in the securities) is enough to confer beneficial ownership on the security on a person. Any shares deemed beneficially owned by Alliance Capital were acquired solely for investment purposes in the ordinary course and not for the purpose or intent of influencing control over the issuer.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the

controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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RECEIVED
2007 APR -3 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	15:09 19-Feb-07
Number	PRNUK-1902

Treasury Shares

19 February 2007

Friends Provident plc (the `Company') announces that following the transfer of 829 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each, of which 22,433,100 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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RECEIVED
2007 APR -3 A 9:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	14:38 27-Feb-07
Number	PRNUK-2702

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification — State Yes/No

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii): Legal & General Group plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv): Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v): n/a

6. Date on which issuer notified: 20/02/2007

7. Threshold(s) that is/are crossed or reached: Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of voting rights

(viii)

		Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ord GBP 0.10	68,791,442 (under S-198 on 28 /03/2003)	3.99%	79,064,794	79,064,794		3.73%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
79,064,794	3.73%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited

(LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (79,064,794-3.73%=LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (64,939,443-3.06% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (64,939,443-3.06% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/a

11. Number of voting rights proxy holder will cease to hold: N/a

12. Date on which proxy holder will cease to hold voting rights: N/a

13. Additional information:	Notification using the total voting rights figures of 2,116,712,443 First notification under DTR Sourcebook
14. Contact name:	D Monger
15. Contact telephone number:	01306 65 3026

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can

exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Total Voting Rights
Released	16:33 28-Feb-07
Number	PRNUK-2802

Total voting rights

28 February 2007

In accordance with paragraph 5.6.1(R) of the Disclosure and Transparency Rules, Friends Provident plc (the 'Company') advises that as of the close of business on 28 February 2007, the Company's issued share capital now consists of 2,139,145,543 ordinary shares of 10p each, of which 22,433,100 are treasury shares. Accordingly, the Company's capital now consists of 2,116,712,443 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:

Gordon Ellis

Group Secretary

Friends Provident plc

Tel. No. 01306 654 802

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	15:44 05-Mar-07
Number	PRNUK-0503

Treasury Shares

5 March 2007

Friends Provident plc (the `Company') announces that following the transfer of 2,812 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each, of which 22,430,288 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Free annual report

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	11:03 08-Mar-07
Number	PRNUK-0803

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

8 March 2007

Friends Provident plc announces the transfer of 17,693 treasury shares on 7 March 2007 to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £2.0310 per share to satisfy its obligation to issue shares to SIP participants in February 2007. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 17,693 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 6 March 2007	Total no. of shares held by directors and Connected Persons
A R G Gunn	61	105,721

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 6 March 2007	Total no. of shares held by directors and Connected Persons
S J Clamp	61	4,223
A P Jackson	61	8,592
R Sepe	61	11,014
J Stevens	62	10,258
P T Tunnicliffe	61	9,398

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 6,142 shares out of the 2,013,654 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each of which 22,412,595 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Holding(s) in Company
Released	13:32 15-Mar-07
Number	PRNUK-1503

Free annual report

TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Friends Provident plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation (iii):	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.) (iv):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	13/03/2007
6. Date on which issuer notified:	14/03/2007
7. Threshold(s) that is/are crossed or reached:	16%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights (ix)	% of voting rights

(viii)

		Direct	Direct (x)	Indirect (xi)		Direct	Indirect
Ord GB0030559776	338,463,102	338,463,102	16,705,691	16,705,691	322,608,869	0.79%	15.24%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
3236288	11/12/2007	Until 5/12/2007	1,200,000	0.06%

Total (A+B)

Number of voting rights	% of voting rights
340,514,560	16.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

9.Chain (Financial Instrument)

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Framlington Managed Income Indirect	700,000	0.03307
AZA Framlington Monthly Income Indirect	500,000	0.02362
Total Direct	0	0.00000
Total Indirect	1,200,000	0.05669
TOTAL	1,200,000	0.05669

9.Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund Indirect	21,000	0.00099
AXA Rosenberg	499,553	0.02360

Direct		
Sun Life Unit Assurance Ltd A/c X	100,000	0.00472
Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05905
Direct		
Sun Life Unit Assurance Ltd A/c X	1,250,000	0.05905
Direct		
AXA UK Investment Co ICVC Global Distribution Fund	172,000	0.00813
Indirect		
AXA UK Investment Co ICVC Global Growth Fund	430,000	0.02031
Indirect		
AXA UK Investment Co ICVC Distribution Fund	350,000	0.01654
Indirect		
AXA UK Investment Co ICVC Ethical Fund	350,000	0.01654
Indirect		
AXA UK Investment Co ICVC Extra Income Fund	237,815	0.01124
Indirect		
AXA UK Investment Co ICVC UK Equity Income Fund	7,951,626	0.37566
Indirect		
AXA UK Investment Co ICVC UK Growth Fund	500,000	0.02362
Indirect		
Sun Life Pensions Management Ltd	325,000	0.01535
Direct		
Sun Life Pensions Management Ltd	140,781	0.00665
Direct		

Sun Life Pensions Management Ltd A/c X	720,000	0.03401
Direct		
AXA UK Group Pension Scheme	73,000	0.00345
Indirect		
AXA General Unit Trust	1,660,000	0.07842
Indirect		
AXA Financial, Inc	243,206,395	11.48980
Indirect		
AXA Colonia Konzern	6,060,000	0.28629
Direct		
AXA Colonia Konzern	171,000	0.00808
Indirect		
Sun Life International (IOM) Ltd	750,000	0.03543
Direct		
AXA France	3,345,576	0.15806
Indirect		
AXA Australia	340,465	0.01608
Indirect		
AXA Rosenberg	63,733,692	3.01097
Indirect		
Sun Life International (IOM) Ltd	2,000	0.00009
Direct		
AXA Financial, Inc *	66,300	0.00313
Indirect		
Sun Life Pensions Management Ltd	53,191	0.00251
Direct		
Sun Life Pensions Management Ltd	212,450	0.01004
Direct		
Sun Life Unit Assurance Ltd	458,882	0.02168
LTAV UK Equity		
Direct		
Sun Life Unit Assurance Ltd	382,246	0.01806

FTSE All Share Tracker		
Direct		
Sun Life Pensions Management	2,062,605	0.09744
LTAV UK Equity		
Direct		
Sun Life Pensions Management	1,868,688	0.08828
FTSE All Share Tracker		
Direct		
AXA Winterthur	570,295	0.02694
Direct		
Total Direct	16,705,691	0.78923
Total Indirect	322,608,869	15.24101
TOTAL	339,314,560	16.03024

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Gordon Ellis

15. Contact telephone number: 01306 654802

Notes

i. This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii. Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii. This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for

consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv. Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v. The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect. [DEL::DEL]

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi. Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state `below 3%'.

vii. If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii. Direct and indirect

ix In case of combined holdings of shares with voting rights attached `direct holding' and voting rights `indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no

combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi. Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period-for example once every three months starting from the [date]

xv. The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi. This annex is only to be filed with the competent authority.

xvii. Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

END

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Regulatory Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Shares
Released	15:21 15-Mar-07
Number	PRNUK-1503

Treasury Shares

15 March 2007

Friends Provident plc (the `Company') announces that following the transfer of 13,320 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme, the issued share capital of the Company is 2,139,145,543 ordinary shares of 10p each, of which 22,399,275 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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END